Cal Alta Auto Glass, Ltd
#8 3927 Edmonton trail NE
Calgary, Alberta, Canada T2E6T1

September 28, 2008

United States Securities and Exchange Commission
Washington, DC 20549

Re: Cal Alta Auto glass, Ltd.
File No. 0-51227

Dear, Mr. Humphrey,

In reference to your comment letter dated July 31, 2008.

1.	We have reviewed your proposed new disclosure
shown in response to our prior comment 2. Your response indicates that the total shares issued for services equates to 1,145,000 shares (i.e.
70,000 shares and 1,075,000 shares) whereas the statement of changes on stockholders' equity reflects a total issuance of 1,150,000 shares for services on may 10, 2007. Please reconcile this apparent 5,000 share difference. Further expand the disclosure to indicate whether the value assigned to the shares issued to the four individuals for consulting services aggregated
$301,000.



On May 10, 2007, the Company issued 2,375,000 shares of common stock at $.28 per share for total consideration of $665,000. The shares were issued for the following consideration.
The Company issued 1,225,000 shares for bonuses to key employees for total consideration of $343,000. The shares were issued under the 2007
Employee and Consultants Compensation Fund and
Plan. The Company filed an S-8 registration statement and issued the securities to employees and consultants in accordance with rule 405 of Regulation C of the 1933 Securities
Act.


Also on May 10, 2007, the Company issued
1,150,000 shares of common stock for services rendered at $.28 per share for total consideration of $322,000. The shares issued for services rendered were issued as follows.
The Company issued 75,000 shares of common stock for legal fees for total consideration of $21,000 and 1,075,000 shares of common stock for consulting services for total consideration of $301,000. The consulting fees of $301,000 were paid to four individuals for SEC consulting and acquisition due diligence. The shares were issued under the 2007 Employee and Consultants Compensation Fund and Plan. The
Company filed an S-8 registration statement and issued the securities to employees and consultants in accordance with rule 405 of Regulation C of the 1933 Securities Act.


2.	See your discussion of "cost of goods sold".
In the amended filing, please clarify that cost of goods sold increased as a percentage of sales by approximately 2%. Your current disclosure indicated there was a decrease. The resulting narrative discussion of the reason for the increase should also be reviewed.



    Results of Operations

    For the year ended December 31, 2007, the Company had sales of $1,721,963 compared to $1,133,615 for the same period ended December 31, 2006, with a net loss of ($1,626,794) compared with to net income of $29,176, for the same period respectively. The
$588,348 increase in revenues for year ended December
31, 2007 compared to 2006, can be attributed largely in managements opinion to a mild winter in the Calgary area and good economic conditions in the Calgary area.
In mild winters people tend to not wait to replace their auto glass, so there is no slump in the winter.
Also contributing is the Company increasing their advertising spend by approximately 10%. The further strengthening of the Canadian dollar to the US dollar also contributed to approximately $245,000 of this increase. The Canadian dollar exchange rates strengthened from 1.13 for the year average ended
December 31, 2006 to .93 for the year average ended
December 31, 2007. Cost of goods sold increased as a percentage of sales by approximately 2%.In the opinion of management the increase in the cost of goods sold as a percentage of revenue is due to the main supplier to the Company PPG passing along price increase.
Salaries and wages were up approximately $776,239.
$689,200 of this increase is due to the Company rewarding their staff with stock based bonuses. The bonuses are for key employees who are important to the daily operations. The remaining increase is due to increased wages and increased business so there are more overall payroll hours. Bad debt expense increased
$44,000. This was due to the Company being unable to obtain year end confirmations from the insurance companies who had significant accounts receivable balances. General and administrative expenses were up approximately $185,000. Approximately $117,500 of the general and administrative increase is a management fee expense to Frank Aiello, the Company's President.
Mr. Aiello provides senior management and day to day operational oversight to the Company. For these management services Mr. Aiello earns $9,166 (CAN) monthly. The management fee is payable upon demand or Mr. Aiello can elect to offset the payable against a receivable owed to the Company by Westcan Auto Glass, Ltd (Westcan (100% owned by Frank Aiello) supplies approximately 45% of the Company's auto glass and supplies). It should be noted that Mr. Aiello receives no salary from the Company. Accounting costs increased almost $20,000 due to the Company incurring additional costs due to being a publicly traded company. Credit card transaction fees also increased almost $10,000 and shop supplies increased almost
$5,000 as the Company experienced greater business volumes. Advertising expenses increased approximately
$37,000 as the Company advertised in more phonebooks and mailers than in the past. Consulting expenses were up $870,095 as the Company incurred significant expenses due to being publicly traded (this note is not in the filing only for clarification of publicly held vs. publicy held and trading: the costs increased over 2006 (in 2006 the co. was public but not trading)due to the Company now trading and attempting to implement its business plan, the Company used its common stock to pay for most of the expenses of attempting to implement the business plan, it had not done this in the past). The consulting expenses can be broken down into two main categories investor relations $300,000 (ie. Reviewing company financing options, working to make the Company DTC eligible, working with market makers) and business consulting
(approximately $570,000). The business consulting expense is broken down as follows, approximately
$352,000 for business management ($227,500 of this was paid to FAA Enterprises, which is 100% owned by Frank
Aiello for management services related to work on the Company's business plan) and $216,000 for general consulting (ie. SEC document preparation, clerical work, and possible new site location screening).






3.	We have revised your proposed new disclosure
shown in response to our prior comment 4.
Expand the discussion to indicate whether or not Mr. Aiello also receives a separate salary from the Company in connection with him being employed as President of the Company. We suggest you include your response to our prior comment 4 also in the last paragraph of Note 5
(Related Party Transaction) to the audited financial statements, including the management fee for each period in which statements of operations are presented.


    Results of Operations

    For the year ended December 31, 2007, the Company had sales of $1,721,963 compared to $1,133,615 for the same period ended December 31, 2006, with a net loss of ($1,626,794) compared with to net income of $29,176, for the same period respectively. The
$588,348 increase in revenues for year ended December
31, 2007 compared to 2006, can be attributed largely in managements opinion to a mild winter in the Calgary area and good economic conditions in the Calgary area.
In mild winters people tend to not wait to replace their auto glass, so there is no slump in the winter.
Also contributing is the Company increasing their advertising spend by approximately 10%. The further strengthening of the Canadian dollar to the US dollar also contributed to approximately $245,000 of this increase. The Canadian dollar exchange rates strengthened from 1.13 for the year average ended
December 31, 2006 to .93 for the year average ended
December 31, 2007. Cost of goods sold increased as a percentage of sales by approximately 2%.In the opinion of management the increase in the cost of goods sold as a percentage of revenue is due to the main supplier to the Company PPG passing along price increase.
Salaries and wages were up approximately $776,239.
$689,200 of this increase is due to the Company rewarding their staff with stock based bonuses. The bonuses are for key employees who are important to the daily operations. The remaining increase is due to increased wages and increased business so there are more overall payroll hours. Bad debt expense increased
$44,000. This was due to the Company being unable to obtain year end confirmations from the insurance companies who had significant accounts receivable balances. General and administrative expenses were up approximately $185,000. Approximately $117,500 of the general and administrative increase is a management fee expense to Frank Aiello, the Company's President.
Mr. Aiello provides senior management and day to day operational oversight to the Company. For these management services Mr. Aiello earns $9,166 (CAN) monthly. The management fee is payable upon demand or Mr. Aiello can elect to offset the payable against a receivable owed to the Company by Westcan Auto Glass, Ltd (Westcan (100% owned by Frank Aiello) supplies approximately 45% of the Company's auto glass and supplies). It should be noted that Mr. Aiello receives no salary from the Company. Accounting costs increased almost $20,000 due to the Company incurring additional costs due to being a publicly traded company. Credit card transaction fees also increased almost $10,000 and shop supplies increased almost
$5,000 as the Company experienced greater business volumes. Advertising expenses increased approximately
$37,000 as the Company advertised in more phonebooks and mailers than in the past. Consulting expenses were up $870,095 as the Company incurred significant expenses due to being publicly traded (this note is not in the filing only for clarification of publicly held vs. publicy held and trading: the costs increased over 2006 (in 2006 the co. was public but not trading)due to the Company now trading and attempting to implement its business plan, the Company used its common stock to pay for most of the expenses of attempting to implement the business plan, it had not done this in the past). The consulting expenses can be broken down into two main categories investor relations $300,000 (ie. Reviewing company financing options, working to make the Company DTC eligible, working with market makers) and business consulting
(approximately $570,000). The business consulting expense is broken down as follows, approximately
$352,000 for business management ($227,500 of this was paid to FAA Enterprises, which is 100% owned by Frank
Aiello for management services related to work on the Company's business plan) and $216,000 for general consulting (ie. SEC document preparation, clerical work, and possible new site location screening).



4.	We have reviewed your proposed new disclosure
shown in response to our prior comment 5.
Expand the discussion to indicate whether you anticipate the amount of fiscal year 2007 consulting services to be representative of ongoing annual consulting expenses or explain the nature of any one time significant costs incurred during the year. As you were also a public company in fiscal year 2006 it is unclear why the costs of being a public company increased significantly in fiscal year 2007.
As such, further explain the nature of the investor relations services performed and separately the business management services provided by FAA Enterprises during the year.
If any of these costs were one time in nature and unusual or infrequent so disclose. We note that your response to prior comment 17 indicates FAA Enterprises provided management services related to work on your business plan.
Please provide this disclosure also in MD&A.

    Results of Operations

    For the year ended December 31, 2007, the Company had sales of $1,721,963 compared to $1,133,615 for the same period ended December 31, 2006, with a net loss of ($1,626,794) compared with to net income of $29,176, for the same period respectively. The
$588,348 increase in revenues for year ended December
31, 2007 compared to 2006, can be attributed largely in managements opinion to a mild winter in the Calgary area and good economic conditions in the Calgary area.
In mild winters people tend to not wait to replace their auto glass, so there is no slump in the winter.
Also contributing is the Company increasing their advertising spend by approximately 10%. The further strengthening of the Canadian dollar to the US dollar also contributed to approximately $245,000 of this increase. The Canadian dollar exchange rates strengthened from 1.13 for the year average ended
December 31, 2006 to .93 for the year average ended
December 31, 2007. Cost of goods sold increased as a percentage of sales by approximately 2%.In the opinion of management the increase in the cost of goods sold as a percentage of revenue is due to the main supplier to the Company PPG passing along price increase.
Salaries and wages were up approximately $776,239.
$689,200 of this increase is due to the Company rewarding their staff with stock based bonuses. The bonuses are for key employees who are important to the daily operations. The remaining increase is due to increased wages and increased business so there are more overall payroll hours. Bad debt expense increased
$44,000. This was due to the Company being unable to obtain year end confirmations from the insurance companies who had significant accounts receivable balances. General and administrative expenses were up approximately $185,000. Approximately $117,500 of the general and administrative increase is a management fee expense to Frank Aiello, the Company's President.
Mr. Aiello provides senior management and day to day operational oversight to the Company. For these management services Mr. Aiello earns $9,166 (CAN) monthly. The management fee is payable upon demand or Mr. Aiello can elect to offset the payable against a receivable owed to the Company by Westcan Auto Glass, Ltd (Westcan (100% owned by Frank Aiello) supplies approximately 45% of the Company's auto glass and supplies). It should be noted that Mr. Aiello receives no salary from the Company. Accounting costs increased almost $20,000 due to the Company incurring additional costs due to being a publicly traded company. Credit card transaction fees also increased almost $10,000 and shop supplies increased almost
$5,000 as the Company experienced greater business volumes. Advertising expenses increased approximately
$37,000 as the Company advertised in more phonebooks and mailers than in the past. Consulting expenses were up $870,095 as the Company incurred significant expenses due to being publicly traded (this note is not in the filing only for clarification of publicly held vs. publicy held and trading: the costs increased over 2006 (in 2006 the co. was public but not trading)due to the Company now trading and attempting to implement its business plan, the Company used its common stock to pay for most of the expenses of attempting to implement the business plan, it had not done this in the past). The consulting expenses can be broken down into two main categories investor relations $300,000 (ie. Reviewing company financing options, working to make the Company DTC eligible, working with market makers) and business consulting
(approximately $570,000). The business consulting expense is broken down as follows, approximately
$352,000 for business management ($227,500 of this was paid to FAA Enterprises, which is 100% owned by Frank
Aiello for management services related to work on the Company's business plan) and $216,000 for general consulting (ie. SEC document preparation, clerical work, and possible new site location screening).


NOTE 5.  RELATED PARTY TRANSACTIONS

Cal Alta Auto Glass, Ltd, purchases approximately 45% of its glass and supplies from Westcan
Autoglass Supplies, Inc. a company owned 100% by Mr.
Frank Aiello, the Company's President.
Mr. Aiello currently does not run any auto glass shops of his own. Autoglass and supply purchases from Westcan were $487,337 and $239,574 for the years ended December 31, 2007 and 2006, respectively.

Cal Alta owes Westcan Auto Glass Supplies, Inc. (a related party) accounts payable of $216,090 as of December 31, 2007.

FAA Enterprises (a related party) owes the Company loans receivable of $346,918 and $100,450 as of December 31, 2007 and 2006, respectively. For the year ended December 31, 2007, the receivable to FAA Enterprises increased $246,468. The loan receivable is interest bearing at a rate of 5%. Interest income from this receivable was $9,175 and $9,457 for the years ended
December 31, 2007 and 2006, respectively. The loans are callable at anytime by Cal Alta Auto
Glass, Inc. As of December 31, 2007 there are no repayment terms.

FAA Enterprises and Westcan Autoglass Supplies, Inc.
are owned 100% by Frank Aiello, the Company's
President. One of the Company's main suppliers is Westcan Autoglass Supplies, Inc. (A Canadian
Corporation).  The Company's largest debtor is FAA
Enterprises. Cal Alta has received an oral agreement from Frank Aiello that if necessary to offset the FAA
Enterprises (FAA is owned 100% by Frank Aiello) receivable with the payable due to Westcan Autoglass
Supplies, Inc. (Westcan is owned 100% by Frank
Aiello). As of 2007 no offset between the companies had been made.

Cal Alta Auto Glass, Ltd, has a three year lease agreement for its North shop location. This location is owned by FAA Enterprises (a related party). The monthly lease commitment is $3,000(CDN).
Total rent payments to FAA Enterprises were $36,000(CDN) for the years ended December 31, 2007 and 2006.

Cal-Alta Auto Glass, Ltd has a note payable due to Frank Aiello, the President of the Company. As of
December 31, 2007 and 2006 the balance was $129,056 included in the 2007 balance was a management fee payable to Mr. Aiello of approximately $107,900 and $1,950. Currently there are no repayment terms on the payable to Mr. Aiello. It should also be noted that the payable to Mr. Aiello bears a 5% interest rate annually. The note is callable by Mr. Aiello at anytime.


For the management fee Mr. Aiello provides senior management and day-to-day operational oversight to the Company. For these management services Mr. Aiello earns $9,166 (CAN)monthly. The management fee is payable upon demand or Mr. Aiello can elect to offset the payable against a receivable owed to the Company by Westcan Auto Glass, Ltd (Westcan (100% owned by
Frank Aiello) supplies approximately 45% of the Company's auto glass and supplies). Mr. Aiello earned a management fee of $117,565 in 2007 compared to $0 in 2006.


5.	We have reviewed your new disclosure shown in
response to our prior comment 8.  Expand Note
2(i) to your audited financial statements to also include your proposed new disclosure for Allowance for Doubtful Accounts. Further, with respect to the proposed new disclosure for Loans receivable, expand to disclose why you have classified this loan receivable as long term rather that short term as it is callable by you at any time. To the extant you do not foresee this lain (i.e. FAA Enterprises) being called within the next twelve months of your most recent balance sheet date, so disclose.

Loans Receivable

The loan receivable represents a significant portion
of the Company's assets. Due to historical payment
terms, management has not placed an allowance on this
loan even though there has been an outstanding balance
for sometime. The note is callable at anytime by the
Company. It should be noted that the Company does
allow FAA Enterprises (100% owned by Frank Aiello) to
offset the amount they owe the Company, with amounts
owed by the Company to Westcan Auto Glass   (100%
owned by Frank Aiello).
The Company presents the loan receivable as long term even though it is callable at anytime by the Company because there is no intention to call the loan within the next twelve months and currently there are no repayment terms.


6.	We have reviewed your response to our prior
comment 10. Please tell the amount of fixed asset disposals during the year, and advise whether any gain or loss has been reflected in the financial statements. Please provide us with reconciliation on the beginning and ending balance of the net property and equipment balance sheet account for the fiscal year 2007 including the amount of additions, disposals and explain any other charges. Finally, please tell us whether and how currency and translation issues impacted the balances of property and equipment and of depreciation expense.

There was $1,431 disposed of in 2007. There was no gain or loss on the item due to the item being fully depreciated. There was a slight difference (approx
$120) due to the exchange rate effect but this was appropriately accounted for. Please see the reconciliation of fixed assets and accumulated depreciation below. To get to the net PP&E figure on the balance sheet please subtract the accumulated depreciation number from the fixed asset number.
Currency and translation issues affected fixed assets by approximately $4,658 and affected accumulated depreciation by approximately $2,842. Depreciation expense would have been affected by approximately
$200-$400. However this is not an accurate comparison.
During our year end audit it was discovered that some of our fixed assets were depreciated at the wrong rate causing the run rate for the last 4 years to be slightly overstated (oversated by $634 per year). The amount of the overstatement was $2,535, which was netted out in our expense this year due to being immaterial.




Cal-Alta
12/31/2007
Fixed Assets
Fixed Asset Roll forward



			USD	  USD     USD          EX
		     Equipment    Auto   Balance      Rate


Beginning
balance  1/1/2007   24,005.00   1,312.00  25,317.00   0.8581


Add

Less:
Write off 2007		0        1431.54   1,431.54   0.93565


Ending
Balance 12/31/2007  24,005.00    (119.54)  23,885.46  1.0194



Fixed
Assets 12/31/2007                                    28,543.20


Exchange Rate Difference                              4,657.74





Cal-Alta
12/31/2007
Accumulated Depreciation Roll Forward






			CND	    USD 	EX
			Balance     Balance     Rate

Beginning
balance  1/1/2007	18,103.00   15,520.00   0.8581


Add

Depreciation 2007 	 2,710.00              2,535.61

Correct depreciation
rate			(2,283.00)	      (2,136.09)

Sub total		   427.00      399.52   0.93565


Less:

Write off 2007		 1,530.00    1,431.54   0.93565

Ending Balance
12/31/2007		17,000.00   14,487.98


Accumulated
Depreciation 12/31/2007             17,329.80    1.0194

Exchange Rate Difference 	     2,841.82



Net fixed assets = 28,543-17330 or $11,213




7.	Further from hour response it appears there was
a charge in depreciation method during the year. This appears to be a change in accounting estimate that has been affected by a change in accounting principle and if significant, requires footnote disclosures pursuant to paragraph 17, 18 and 22 of SFAS
154.  For reference, see paragraphs 19-21 of
SFAS 154 and paragraphs B24-B26 of Appendix B to SFAS 154. Please provide the disclosures in the amended Form 10KSB. In addition, Exhibit
18(Letter on change in accounting principles) is required to be filed as an exhibit to the amended Form 10kSB pursuant to the requirements of Item 601(b0(18) to Regulation SB.
Alternatively, if you do not consider the impact of the change to be significant please describe the nature of and reasons for the change and provide numerical support for your conclusion.

During our year end audit it was discovered that some of our fixed assets were depreciated at the wrong rate causing the run rate for the last 4 years to be slightly overstated (overstated by $634 per year). The amount of the overstatement was $2,535, which was netted out in our expense this year due to being immaterial. Management felt the issue was immaterial due to the amount equaling 0.5% of total assets and
0.12 of total sales. Management decided to net the amount of the overstatement out of the expense in 2007 due to immateriality of the item. Per FAS 154 "The provisions of this Statement need not be applied to immaterial items" management did not feel re-stating prior periods was necessary.


8.	We have reviewed your response to our prior
comment 11. Please revise the first sentence of the second paragraphs as follow. Deferred tax assets are reduced by a valuation allowance... that some portion or all of the deferred tax assets will not realized. In this regard, please insert the underlined wording.

Deferred tax assets are reduced by a valuation allowance when, in the opinion of management, it is more likely than not that some portion of or all of the deferred tax assets will not be realized.
Deferred tax assets and liabilities are adjusted for the effects of changes in tax laws and rates on the date of enactment. Realization of deferred tax assets is dependent upon sufficient future taxable income during the period that deductible temporary differences and carry-forwards are expected to be available to reduce taxable income. Income tax returns are reported to Canada and United States as required by regulatory agencies.


9.	We have reviewed your response to our prior
comment 12. Please expand Note2(k) to disclose your accounting policy as to whether the collection of sales taxes are presented in the statements of operation on either a gross
(included in revenues and costs) or on a basis(exclude from revenue). If you include the collection of these sales taxes on a gross basis, disclose the amount of taxes collected for each period in which statements of operations are presented. Refer to disclosure requirements of paragraph 4 to EIFT 06-3.

Deferred tax assets are reduced by a valuation allowance when, in the opinion of management, it is more likely than not that some portion of or all of the deferred tax assets will not be realized.
Deferred tax assets and liabilities are adjusted for the effects of changes in tax laws and rates on the date of enactment. Realization of deferred tax assets is dependent upon sufficient future taxable income during the period that deductible temporary differences and carry-forwards are expected to be available to reduce taxable income. Income tax returns are reported to Canada and United States as required by regulatory agencies.


10.	We have reviewed your response to our prior
comment 13. Please expand Note 5 to disclose your response that there are no repayment terms and that this interest rate is 5% as relating to the note payable to Mr. Aiello. In this regard, we assume that this mote must be repayable upon demand. If true, please so indicate in the footnote.

NOTE 5.  RELATED PARTY TRANSACTIONS

Cal Alta Auto Glass, Ltd, purchases approximately 45% of its glass and supplies from Westcan
Autoglass Supplies, Inc. a company owned 100% by Mr.
Frank Aiello, the Company's President.
Mr. Aiello currently does not run any auto glass shops of his own. Autoglass and supply purchases from Westcan were $487,337 and $239,574 for the years ended December 31, 2007 and 2006, respectively.

Cal Alta owes Westcan Auto Glass Supplies, Inc. (a related party) accounts payable of $216,090 as of December 31, 2007.

FAA Enterprises (a related party) owes the Company loans receivable of $346,918 and $100,450 as of December 31, 2007 and 2006, respectively. For the year ended December 31, 2007, the receivable to FAA Enterprises increased $246,468. The loan receivable is interest bearing at a rate of 5%. Interest income from this receivable was $9,175 and $9,457 for the years ended
December 31, 2007 and 2006, respectively. The loans are callable at anytime by Cal Alta Auto
Glass, Inc. As of December 31, 2007 there are no repayment terms.

FAA Enterprises and Westcan Autoglass Supplies, Inc.
are owned 100% by Frank Aiello, the Company's
President. One of the Company's main suppliers is Westcan Autoglass Supplies, Inc. (A Canadian
Corporation).  The Company's largest debtor is FAA
Enterprises. Cal Alta has received an oral agreement from Frank Aiello that if necessary to offset the FAA
Enterprises (FAA is owned 100% by Frank Aiello) receivable with the payable due to Westcan Autoglass
Supplies, Inc. (Westcan is owned 100% by Frank
Aiello). As of 2007 no offset between the companies had been made. Frank please confirm the oral agreement

Cal Alta Auto Glass, Ltd, has a three year lease agreement for its North shop location. This location is owned by FAA Enterprises (a related party). The monthly lease commitment is $3,000.
Total rent payments to FAA Enterprises were $36,000 for the years ended December 31, 2007 and 2006.

Cal-Alta Auto Glass, Ltd has a note payable due to Frank Aiello, the President of the Company. As of
December 31, 2007 and 2006 the balance was $129,056 included in the 2007 balance was a management fee payable to Mr. Aiello of approximately $107,900 and $1,950. Currently there are no repayment terms on the payable to Mr. Aiello. It should also be noted that the payable to Mr. Aiello bears a 5% interest rate annually. The note is callable by Mr. Aiello at anytime.

For the management fee Mr. Aiello provides senior management and day-to-day operational oversight to the Company. For these management services Mr. Aiello earns $9,166 (CAN)monthly. The management fee is payable upon demand or Mr. Aiello can elect to offset the payable against a receivable owed to the Company by Westcan Auto Glass, Ltd (Westcan (100% owned by
Frank Aiello) supplies approximately 45% of the Company's auto glass and supplies). Mr. Aiello earned a management fee of $117,565 in 2007 compared to $0 in 2006.



11.	We have reviewed your response to our prior
comment 14. Please consider expanding Note 5 to indicate whether you have received an oral or written agreement from the respective parties with the right to offset the receivable due from FAA Enterprises with the payable due to Westcan Auto Glass Supplies, Inc.

NOTE 5.  RELATED PARTY TRANSACTIONS

Cal Alta Auto Glass, Ltd, purchases approximately 45% of its glass and supplies from Westcan
Autoglass Supplies, Inc. a company owned 100% by Mr.
Frank Aiello, the Company's President.
Mr. Aiello currently does not run any auto glass shops of his own. Autoglass and supply purchases from Westcan were $487,337 and $239,574 for the years ended December 31, 2007 and 2006, respectively.

Cal Alta owes Westcan Auto Glass Supplies, Inc. (a related party) accounts payable of $216,090 as of December 31, 2007.

FAA Enterprises (a related party) owes the Company loans receivable of $346,918 and $100,450 as of December 31, 2007 and 2006, respectively. For the year ended December 31, 2007, the receivable to FAA Enterprises increased $246,468. The loan receivable is interest bearing at a rate of 5%. Interest income from this receivable was $9,175 and $9,457 for the years ended
December 31, 2007 and 2006, respectively. The loans are callable at anytime by Cal Alta Auto
Glass, Inc. As of December 31, 2007 there are no repayment terms.

FAA Enterprises and Westcan Autoglass Supplies, Inc.
are owned 100% by Frank Aiello, the Company's
President. One of the Company's main suppliers is Westcan Autoglass Supplies, Inc. (A Canadian
Corporation).  The Company's largest debtor is FAA
Enterprises. Cal Alta has received an oral agreement from Frank Aiello that if necessary to offset the FAA
Enterprises (FAA is owned 100% by Frank Aiello) receivable with the payable due to Westcan Autoglass
Supplies, Inc. (Westcan is owned 100% by Frank
Aiello). As of 2007 no offset between the companies had been made. Frank please confirm the oral agreement

Cal Alta Auto Glass, Ltd, has a three year lease agreement for its North shop location. This location is owned by FAA Enterprises (a related party). The monthly lease commitment is $3,000.
Total rent payments to FAA Enterprises were $36,000 for the years ended December 31, 2007 and 2006.

Cal-Alta Auto Glass, Ltd has a note payable due to Frank Aiello, the President of the Company. As of
December 31, 2007 and 2006 the balance was $129,056 included in the 2007 balance was a management fee payable to Mr. Aiello of approximately $107,900 and $1,950. Currently there are no repayment terms on the payable to Mr. Aiello. It should also be noted that the payable to Mr. Aiello bears a 5% interest rate annually. The note is callable by Mr. Aiello at anytime.


For the management fee Mr. Aiello provides senior management and day-to-day operational oversight to the Company. For these management services Mr. Aiello earns $9,166 (CAN)monthly. The management fee is payable upon demand or Mr. Aiello can elect to offset the payable against a receivable owed to the Company by Westcan Auto Glass, Ltd (Westcan (100% owned by
Frank Aiello) supplies approximately 45% of the Company's auto glass and supplies). Mr. Aiello earned a management fee of $117,565 in 2007 compared to $0 in 2006.



12.	We have reviewed your response to our prior
comment 15 and 16. Please ensure that one introductory paragraph of Note 7 is revised to indicate your accounting is based on SFAS
1239R0. Further, please ensure that your disclosure clarifies if true that share based transaction with nonemployees are measured either by the fair value of the equity instruments issued or by the fair value of the goods or services received, whichever is more reliably measurable. For shares based transaction with employee, see the guidance set forth in paragraph 10 of SFAS 123( R).
Please revise your disclosures accordingly and if necessary your financial balances should be revised to comply with guidance in paragraphs 7 and 10 of SFAS 123( R ).

NOTE  7.  COMMON STOCK

Transactions' other than employees' stock issuance, are accounted for in accordance with paragraph 7 of SFAS123(R). These transactions are measured either by the fair value of the equity instruments issued or by the fair value of the good or services received, whichever is more reliably measurable.

Transactions involving employees' stock issuance are accounted for in accordance with paragraphs 11-63 of SFAS 123(R). The cost of services received from employees in exchange for awards of share-based compensation generally shall be measured based on the grant-date fair value of the equity instruments issued or on the fair value of the liabilities incurred.



13.	We have reviewed your response to out prior
comment 17 relating to the shares issued for the services FAA Enterprises in June 1, 2007 at
$0.07 per share. It is unclear from your response as to how it was determined that the fair values of these shares should be substantially different from the shares issuances in May 2007 and July 20047 which ranged around $0.25 to 0.28 per share. To the extent the FASS Enterprise shares issuance was at a discount, which appears to the situation the discount should be reflected as additional expense in your financial statements. However, to the extent the fair value of the services recieved were valued at only $0.07 per share, please provide us with the detailed methodology used by the Company in determining the value of these services provided as compared to similar services f were provided by nonrelated parties and as compared to your most recent common share issuances in may 2007 and June 2007. We may have further comments upon review of your response.

The shares issued to FAA Enterprises were issued in accordance with paragraph 7 of SFAS123(R).

Measurement Principle for Share-Based Payment
Transactions

7. If the fair value of goods or services received in a share-based payment transaction with nonemployees is more reliably measurable than the fair value of the equity instruments issued, the fair value of the goods or services received shall be used to measure the transaction. In contrast, if the fair value of the equity instruments issued in a share-based payment transaction with nonemployees is more reliably measurable than the fair value of the consideration received, the transaction shall be measured based on the fair value of the equity instruments issued. A share-based payment transaction with employees shall be measured based on the fair value (or in certain situations specified in this Statement, a calculated value or intrinsic value) of the equity instruments issued. These transactions are measured either by the fair value of the equity instruments issued or by the fair value of the good or services received, whichever is more reliably measurable.

The main factor in the valuation difference between the shares issued in May and June of 2007 compared to this issuance is that the other issuances were free trading shares and this issuance was restricted stock.

In determining the fair value of the share-based payment the Company considered the restrictions placed on insider holdings, length of time it would take Mr.
Aiello to liquidate the holdings, and the lack of liquidity in the Company's common stock. In considering the value to place on the shares it is necessary to consider the "fair value" of the equity instrument. In considering the fair value it is important to consider liquidity, restrictions, etc.

Fair Value as defined by FAS 123 (R):

Fair Value - The amount at which an asset (or liability) could be bought (or incurred) or sold (or settled) in a current transaction between willing parties, that is, other than in a forced or liquidation sale.

Restriction as defined by FAS 123 (R):

Restriction - A contractual or governmental provision that prohibits sale (or substantive sale by using derivatives or other means to effectively terminate the risk of future changes in the share price) of an equity instrument for a specified period of time.

The shares issued to FAA were clearly restricted due to a) being a new restricted issuance and b) Mr. Frank
Aiello the Company's President is the sole owner of FAA, therefore FAA will be bound by the same rules as insiders for the sale of shares (ie. The drip out rules, etc.)

Below is detail supporting the fair value of the issuance at $.07.

Facts:
-After the issuance there were 16,025,000 shares of common stock outstanding.
-After the issuance Mr. Aiello controlled 10,255,000 shares of common stock.
-Due to drip out rules Mr. Aiello could liquidate quarterly the lesser of the 30 day average volume or 1% of the total outstanding (for the scenarios below
Mr. Aiello could liquidate 1% of the total outstanding as the stock is highly illiquid)
-Assume value of transaction to be $845,000 (3,250,000
X .26) before a present value calculation.
-Assume Mr. Aiello sells the shares acquired in the FAA issuance ratably per his other holdings (31% of each sale would be from this transaction.

NPV Calculation:

Mr. Aiello can liquidate 1% per quarter of the total outstanding or 160,250 shares per quarter. This would take Mr. Aiello roughly 64 quarters after the one-year hold period or 17years total.

NPV of $845,000, in 17 years at prime 8.25% = $219,575
or $.0675 per share. The transaction was booked at $.07 per share.

The Company believes that NPV is a fair indicator of fair value.




14.	Please indicate a title to this report such as
Independent Accountant's report. Also, the first sentence of the introductory paragraph should make reference to the comparative 2007 interim period as pertaining to the statements of operations, changes in stockholders equity and cash flows. Further, the third paragraph should be revised to indicate : Based on our review.. for them to be in conformity with accounting principles generally accepted in the United States of America. Please revise in an amendment to the March 31, 2008 Form 10Q.


Chang G. Park CPA., Ph. D.
371 E street, Chula Vista, CA 91910
Telepnone 858-722-5953
Fax 858-760-0341, 585-764-5480

 Report of Independent Registered Public Accounting Firm


To the Board of Directors of
Cal Alta Auto Glass, Inc. and Subsidiary


We have reviewed the condensed consolidated accompanying
 balance sheet of Cal Alta Auto Glass, Inc. and subsidiary (the "Company") as of March 31, 2008, and the related condensed consolidated statements of operation, changes in stockholders' equity, and cash flows for the three months ended March 31, 2008 and 2007. These financial statements are the responsibility of the Company's management. We conducted our review in accordance with the standards of the Public Company Accounting Oversight Board (United States). A review of interim financial information consists principally of applying analytical procedures to financial data and making inquiries of persons responsible for financial and accounting matters. It is substantially less in scope than an audit conducted in accordance with the standards of the Public Company Accounting Oversight Board, the objective of which is the expression of an opinion regarding the financial statements taken as a whole. Accordingly, we do not express such an opinion.

Based on our review, we are not aware of any material modifications that should be made to the condensed consolidated financial statements referred to above for them to be in conformity with accounting principles generally accepted in the United Stated of America.

The financial statements have been prepared assuming that the Company will continue as a going concern. As discussed in Note 3 to the consolidated financial statements, the Company's losses from operations raise substantial doubt about its ability to continue as a going concern. The financial statements do not include any adjustments that might result from the outcome of this uncertainty.





/s/ Chang G. Park
____________________________
Chang G. Park, CPA

May 15, 2008
San Diego, California







15.	Please expand to discuss the sources of the
significant mount of other incomes and interest income (related party) for the three months ended March 31, 2008 as shown on the face of the statements of operations. Please revise in an amendment to the march 31, 2008 Form 10Q.

The other income presented in the 3/31/08 10Q was a misclassified expense reversal. This was corrected in the June 2008 10Q filing and will be corrected in the 3/31/2008 10Q/A.




16.	Please revise this Exhibit to comply with the
exact wording format shown in Item 601(b)(31) of regulation SK. We note certain paragraphs you provided are not consistent with the wording required by Item 301(b)(31) of Regulation SK. Please file a corrected version in am amendment to the March 31, 2008 Form 10Q.


EXHIBIT 31.1

                         CERTIFICATION OF THE
PRESIDENT


I, Frank Aiello certify that:
1. I have reviewed this quarterly report on Form 10-Q of CAL ALTA AUTO GLASS, INC.;
2. Based on my knowledge, this quarterly report does not contain any untrue statement of a material fact or omit to state a material fact necessary to make the statements made, in light of the circumstances under which such statements were made, not misleading with respect to the period covered by this quarterly report;
3. Based on my knowledge, the financial statements, and other financial information included in this quarterly report, fairly present in all material respects the financial condition, results of operations and cash flows of the registrant as of, and for, the periods presented in this quarterly report;
4. The registrant's other certifying officer(s) and I are responsible for establishing and maintaining disclosure controls and procedures (as defined in Exchange Act Rules 13a-15(e) and 15d-15(e)) and internal control over financial reporting (as defined in Exchange Act Rules 13a-15(e) and 15d-15(e)) for the registrant and have:
a) Designed such disclosure controls and procedures, or caused such disclosure controls and procedures to be designed under our supervision, to ensure that material information relating to the registrant, including its consolidated subsidiaries, is made known to us by others within those entities, particularly during the period in which this quarterly report is being prepared;
b) Designed such internal control over financial reporting, or caused such internal control over financial reporting to be designed under our supervision, to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles;
c) Evaluated the effectiveness of the registrant's disclosure controls and procedures and presented in this report our conclusions about the effectiveness of the disclosure controls and procedures, as of the end of the period covered by this report based on such evaluation; and
d) Disclosed in this report any change in the registrant's internal control over financial reporting that occurred during the registrant's most recent fiscal quarter that has materially affected, or is reasonably likely to materially affect, the registrant's internal control over financial reporting; and
5. The registrant's other certifying officer(s) and I have disclosed, based on our most recent evaluation of internal control over financial reporting, to the registrant's auditors and the audit committee of registrant's board of directors (or persons performing the equivalent functions):
a) All significant deficiencies and material weaknesses in the design or operation of internal control over financial reporting which are reasonably likely to adversely affect the registrant's ability to record, process, summarize and report financial information; and
b) Any fraud, whether or not material, that involves management or other employees who have a significant role in the registrant's internal control over financial reporting.


/s/ Frank Aiello
Date: May 19, 2008                       -------------
-------

Frank Aiello

President/CEO/Principal Accounting Officer/Dir.



17.	It does not appear that your management has
performed its assessment of internal control over financial reporting as of December 31, 2007. Since you were required to file or filed an annual report for the prior fiscal period, it appear you are required to report on your managements assessment on internal control over financial reporting. If your management has not yet performed its assessment, we ask that you complete your evaluation and amend your filing within 30 calendar days to provide the required managements report on internal control over financial reporting.

Item 8A.  Controls and Procedures

Evaluation of Disclosure Controls and Procedures


We conducted an evaluation under the supervision and with the participation of our management, including our Chief Executive Officer and Chief Financial
Officer, of the effectiveness of the design and operation of our disclosure controls and procedures.
The term "disclosure controls and procedures," as defined in Rules 13a-15(e) and 15d-15(e) under the Securities and Exchange Act of 1934, as amended
("Exchange Act"), means controls and other procedures of a company that are designed to ensure that information required to be disclosed by the company in the reports it files or submits under the Exchange Act is recorded, processed, summarized and reported, within the time periods specified in the Securities and Exchange Commission's rules and forms. Disclosure controls and procedures also include, without limitation, controls and procedures designed to ensure that information required to be disclosed by a company in the reports that it files or submits under the Exchange Act is accumulated and communicated to the company's management, including its principal executive and principal financial officers, or persons performing similar functions, as appropriate, to allow timely decisions regarding required disclosure.

Based on this evaluation, our Chief Executive Officer
and Chief Financial Officer concluded (as of December
31, 2007 and as amended on September 24, 2008 as a
result of management's further review of these
matters), that our disclosure controls and procedures
were not effective because of the untimely filing of
the management report on the internal controls.   We
have since taken steps to ensure that our disclosure controls and procedures will be effective in that we will be able to timely file the management report in all future filings with the Securities and Exchange
Commission.

However, it should be noted that the design of any system of controls is based in part upon certain assumptions about the likelihood of future events, and there can be no assurance that any design will succeed in achieving its stated goals under all potential future conditions, regardless of how remote.

Management's Report on Internal Control Over Financial
Reporting

Our management is responsible for establishing and maintaining adequate internal control over financial reporting as defined in Rules 13a-15(f) and 15d-15(f) under the Exchange Act. Our internal control over financial reporting is designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles. The internal controls for the Company are provided by executive management's review and approval of all transactions. Our internal control over financial reporting also includes those policies and procedures that:

(1) pertain to the maintenance of records that in reasonable detail accurately and fairly reflect the transactions and dispositions of our assets;

(2) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with U.S. GAAP, and that our receipts and expenditures are being made only in accordance with the authorization of our management; and

(3) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use or disposition of our assets that could have a material effect on the financial statements.

Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

Management assessed the effectiveness of the Company's internal control over financial reporting as of December 31, 2007. In making this assessment, management used the criteria set forth by the Committee of Sponsoring Organizations of the Treadway
Commission in Internal Control-Integrated Framework.
Management's assessment included an evaluation of the design of our internal control over financial reporting and testing of the operational effectiveness of these controls.

Based on this assessment, management has concluded that as of December 31, 2007, our internal control over financial reporting was effective to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with U.S. generally accepted accounting principles.

This annual report does not include an attestation report of the Company's registered public accounting firm regarding internal control over financial reporting. Management's report was not subject to attestation by the Company's registered public accounting firm pursuant to temporary rules of the Securities and Exchange Commission that permit the Company to provide only management's report in this annual report.

Changes in Internal Control over Financial Reporting

There were no changes in our internal control over financial reporting during our fiscal quarter ended
December 31, 2007 that have materially affected, or are reasonably likely to materially affect, our internal control over financial reporting.


Sincerly

/S/ Frank Aiello
Frank Aiello, President